Goldman Sachs ETF Trust	200 West Street	New York, NY 10282-2198

August 4, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Trust”)

Request for Withdrawal of Post-Effective Amendments

File Nos. 333-200933 and 811-23013

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
243	1/21/2020	485APOS	0001193125-20-010765

256	4/03/2020	485BXT	0001683863-20-002063

261	4/30/2020	485BXT	0001683863-20-007689

268	5/28/2020	485BXT	0001193125-20-154035

276	6/25/2020	485BXT	0001193125-20-178755

285	7/23/2020	485BXT	0001193125-20-197721

290	8/20/2020	485BXT	0001193125-20-225272

294	9/17/2020	485BXT	0001193125-20-247697

297	10/15/2020	485BXT	0001193125-20-270062

302	11/12/2020	485BXT	0001193125-20-291280

305	12/10/2020	485BXT	0001193125-20-314842
312	1/07/2021	485BXT	0001193125-21-004028
316	2/04/2021	485BXT	0001193125-21-028548
320	3/04/2021	485BXT	0001193125-21-069410
323	4/01/2021	485BXT	0001193125-21-104109
331	4/29/2021	485BXT	0001193125-21-138843
338	5/27/2021	485BXT	0001193125-21-175217
357	6/24/2021	485BXT	0001193125-21-198289
368	7/22/2021	485BXT	0001193125-21-221823

These Post-Effective Amendments relate to a new series of the Trust, Goldman Sachs Energy Infrastructure Enhanced ETF. No securities were sold in connection with these Post-Effective Amendments, which have not become effective. The Trust has determined that it has no plans to proceed with the offering of this series at this time.

Any questions or comments regarding this filing should be directed to our counsel, Stephanie Capistron of Dechert LLP, at (617) 728-7127.

Sincerely,

/s/ Caroline L. Kraus
Caroline L. Kraus
Secretary